Exhibit 12.1

Gramercy Property Trust Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	For the Year Ended December 31,
	2014	2013		2012	2011	2010
Earnings:
Income (loss) from continuing operations, pre-tax	$56,002		$(1,779)	$(15,011)	$(20,340)	$(25,962)
Add (Subtract):
Loss (income) from joint ventures and equity investments	(1,959)		5,662	2,904	(121)	303
Distributions from joint ventures and equity investments	3,373		7,985	-	-	-
Fixed charges	16,857		16,386	88,159	186,620	201,653
Capitalized interest	-		-	-	-	-
Income before fixed charges and preferred stock dividends	$74,273		$28,254	$76,052	$166,159	$175,994

Fixed charges:
Interest expense	$16,857		$16,386	$88,159	$186,620	$201,653
Capitalized interest	-		-	-	-	-
Total fixed charges	16,857		16,386	88,159	186,620	201,653
Preferred stock dividends	7,349		7,162	7,162	7,162	8,798
Total fixed charges and preferred stock dividends	$24,206		$23,548	$95,321	$193,782	$210,451

Ratio of earnings to fixed charges	4.4x		1.7x	0.9x	0.9x	0.9x
Deficiency	N/A		N/A	$12,107	$20,461	$25,659

Ratio of earnings to fixed charges and preferred stock dividends	3.1x		1.2x	0.8x	0.9x	0.8x
Deficiency	N/A	$	N/A	$19,269	$27,623	$34,457